Exhibit 99.6

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Corporate Responsibility Report 2006

INVESTING IN OUR COMMUNITIES TO MAKE A DIFFERENCE
As a responsible corporate citizen, TD strives to make a difference in the communities where we live and work. We believe our actions in 2006 clearly demonstrate this commitment. To learn more about what TD and its employees did this year to give back to its communities and contribute to Canada’s social, economic and environmental well-being, watch for our 2006 Corporate Responsibility Report. It will be available in March 2007 on www.td.com.

HERE ARE SOME HIGHLIGHTS:
Making a Difference in Our Communities
•    TD donated over $32 million to more than 1,600 charities and community projects, with particular focus on three areas: children’s health; education and literacy; and the environment.
•    TD employees know that making a difference isn’t just about giving money; it’s also about giving time. Through our Volunteer Policy, TD supported the community efforts of our employees with both paid time off from work and close to $250,000 in volunteer grants to the charities at which they generously gave their time.

Supporting the Well-being of Our Environment
•    From energy conservation, recycling and waste management initiatives to responsible lending, TD operates based on environmentally sound business practices.
•    With the support of our customers, the TD Friends of the Environment Foundation donated funds to over 800 local community projects focused on the well being of our environment.
•    This year, the TD Canada Trust Great Canadian Shoreline Cleanup involved more than 40,000 volunteers from Halifax to Vancouver, making it the largest marine conservation action program in Canada. Volunteers removed everything from couches, building materials and cigarette butts to help clean up our lakes, streams and other waterways.

Promoting Diversity
•    Diversity is an ongoing business priority at TD. In 2006 our Diversity Leadership Council continued to place emphasis on five areas which include building an agenda for people with disabilities; creating an inclusive environment for gay and lesbian employees; expanding leadership opportunities for members of visible minority groups; enhancing leadership opportunities for women and serving diverse customers.
•    In 2006, we hosted a TD Women in Leadership Symposium and Visible Minority Summit to create forums for dialogue and action planning among executives at the bank.
•    We sponsored “Pride Toronto”, Canada’s largest gay and lesbian festival, as well as the 16th International AIDS conference in Toronto - building relationships and contributing to issues that matter to the gay and lesbian community.
•    TD initiated, and was the lead sponsor of the Ability First conference, which presented the business case for hiring people with disabilities to employers in London, Ontario.

Contributing to Public Policy Discussions
•    TD continued to play a proactive role in raising awareness of key issues facing Canadians. In 2006, for example, TD Economics published reports that investigated how we could improve this country’s productivity and public infrastructure challenges, while also joining forces with community groups on initiatives that strive to improve the prosperity of our cities.

124    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 More About Us